United States Securities and Exchange Commission
100 F Street, NE, Washington, D.C. 20549-7010

March 31, 2008

VIA EDGAR

Attention:       Jenifer Gallagher

Dear Sirs,

       Re: Raven Gold Corp. File # 333-126680

We are writing further to our extension request dated March 7, 2008.

All the explanations and answers as requested have been collected from responsible parties. We are currently working on putting it into an appropriate format, which will require additional time to be completed. Accordingly, we request another extension for response until April 11, 2008.

We will endeavor to reply prior to that date if at all possible.

Thank you for your consideration.

Yours truly,

/s/ Michael Wood
Michael Wood
President, Raven Gold Corp.

Suite 260, 7250, Northwest Expressway, Oklahoma City, OK. 73132